December 9, 1998

VIA FAX (202) 942-9585 AND VIA EDGAR

Mr. Jeffrey W. Epstein, Esq.
Securities and Exchange Commission
Washington, DC 20549

     RE:  Biocontrol Technology, Inc.
          Withdrawal of Form S-3
          No. 333-50705

Dear Mr. Epstein:

     Please withdraw the above-captioned Form S-3 pursuant
to Rule 477.   The Company  represents  that no  offers or
sales occurred pursuant to the Form S-3.

     If you have any questions,  please contact  Sweeney &
Associates,  P.C. at  (412) 731-1000.   Thank you for your
prompt attention to this matter.

                              Sincerely,



                              Fred E. Cooper

cc:  Sweeney & Associates, P.C.
     Thompson Dugan